UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: 00 33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse

Jones Day

120 rue du Faubourg Saint-Honoré

75008 Paris, France

Tel : 00 33 1 56 59 39 39

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Press Release

Wavecom board considers Gemalto’s hostile offer inadequate

Issy-les-Moulineaux (France), October 9, 2008 – After due and careful consideration of Gemalto’s unsolicited offer to take control of Wavecom, the board of directors of Wavecom has reached the conclusion that Gemalto’s hostile offer is not in the best interests of Wavecom, its shareholders and employees.

Anthony Maher, independent director and Chairman of Wavecom’s M&A sub-committee summarized the position of the board, saying “While Wavecom is always interested in any transaction that benefits shareholders and other stakeholders, we have concluded that the proposed acquisition by Gemalto fails to deliver sufficient value to merit support.”

The board will issue a more detailed opinion on Gemalto’s offer together with its formal response, in accordance with AMF (French Stock Market Authorities) regulations and within the designated timeframe.

The board concluded by reiterating its full confidence in the management of Wavecom and supported its ongoing efforts, together with the employees of Wavecom, to maximise value-creation for all stakeholders of the Company.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered near Paris, France, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), São Paulo (Brazil), Farnborough (UK) and Munich (Germany). Wavecom is publicly traded on Euronext Paris’ Eurolist in France (AVM) and on the NASDAQ exchange in the U.S. (WVCM).

http://www.wavecom.com

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

This press release contains forward-looking statements that relate to the Company’s future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the Company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the Company’s products, the Company’s reliance on a single contract manufacturer in China for all production requirements, an unanticipated decrease in orders from one of the Company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, dependence on third parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the Company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the Company to fail to achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com	Contact Brunswick : Andrew Dewar Jérôme Biscay Tel: +33 (0) 153 96 83 83 e-mail: wavecom@brunswickgroup.com